                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           National Auto Credit, Inc.
                                (Name of Issuer)

                     Common Stock, $0.05 Par Value Per Share
                         (Title of Class of Securities)

                                   632900 10 6
                                 (CUSIP Number)

                               Ernest C. Garcia II
                        2575 E. Camelback Road, Suite 700
                             Phoenix, Arizona 85016
                                 (602) 778-5025
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  632900 10 6                  13D                   PAGE 2 OF 22 PAGES



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Ernest C. Garcia II

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO, WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       7      SOLE VOTING POWER                2,077,010 (1)
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8      SHARED VOTING POWER                          0
          WITH

                           9      SOLE DISPOSITIVE POWER           2,077,010 (1)


                           10     SHARED DISPOSITIVE POWER                     0


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,077,010

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                18%


   14      TYPE OF REPORTING PERSON*
           IN

(1) Consists of (i) 613,858 shares owned by Verde Reinsurance Company, Ltd., an entity in which Mr. Garcia is the sole shareholder, and (ii) 1,463,146 shares owned by Mr. Garcia, individually.

*See Instructions

CUSIP NO.  632900 10 6                  13D                   PAGE 3 OF 22 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
           Ray Fidel

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       7      SOLE VOTING POWER                      203,210
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8      SHARED VOTING POWER                          0
          WITH

                           9      SOLE DISPOSITIVE POWER                 203,210

                           10     SHARED DISPOSITIVE POWER                     0


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON*                                                       203,210

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               1.8%


   14      TYPE OF REPORTING PERSON*
           IN


*See Instructions

CUSIP NO.  632900 10 6                  13D                   PAGE 4 OF 22 PAGES



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Steven P. Johnson

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       7      SOLE VOTING POWER                  623,200 (1)
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8      SHARED VOTING POWER                      0
          WITH

                           9      SOLE DISPOSITIVE POWER             623,200 (1)

                           10     SHARED DISPOSITIVE POWER                 0



   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON*                                                       623,200

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               5.4%


   14      TYPE OF REPORTING PERSON*
           IN
(1) Consists of (i) 135,480 shares owned by Mr. Johnson, individually, (ii) 243,860 shares owned by the Ernie Garcia III 2000 Trust of which Mr. Johnson is trustee, and (iii) 243,860 shares owned by the Brian Garcia 2000 Trust of which Mr. Johnson is trustee. Mr. Johnson disclaims beneficial ownership of all shares referred to in clauses (ii) and (iii) of this footnote.

*See Instructions

CUSIP NO.  632900 10 6                  13D                   PAGE 5 OF 22 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
           Mark Sauder

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                    (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       7      SOLE VOTING POWER                       81,290
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8      SHARED VOTING POWER                          0
          WITH

                           9      SOLE DISPOSITIVE POWER                  81,290

                           10     SHARED DISPOSITIVE POWER                     0



   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON*                                                        81,290

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       Less than 1%


   14      TYPE OF REPORTING PERSON*
           IN

*See Instructions

CUSIP NO.  632900 10 6                  13D                   PAGE 6 OF 22 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) EJMS Investors Limited Partnership

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

    NUMBER OF SHARES       7      SOLE VOTING POWER                       54,190
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8      SHARED VOTING POWER                          0
          WITH

                           9      SOLE DISPOSITIVE POWER                  54,190

                           10     SHARED DISPOSITIVE POWER                     0



   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON*                                                        54,190

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       Less than 1%


   14      TYPE OF REPORTING PERSON*
           IN

*See Instructions

CUSIP NO.  632900 10 6                  13D                   PAGE 7 OF 22 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Colin Bachinsky

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       7      SOLE VOTING POWER                       13,550
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8      SHARED VOTING POWER                          0
          WITH

                           9      SOLE DISPOSITIVE POWER                  13,550

                           10     SHARED DISPOSITIVE POWER                     0



   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON*                                                        13,550

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       Less than 1%


   14      TYPE OF REPORTING PERSON*
           IN

*See Instructions

CUSIP NO.  632900 10 6                  13D                   PAGE 8 OF 22 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Chris Rompalo

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                    (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       7      SOLE VOTING POWER                        6,770
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8      SHARED VOTING POWER                          0
          WITH

                           9      SOLE DISPOSITIVE POWER                   6,770

                           10     SHARED DISPOSITIVE POWER                     0


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON*                                                         6,770

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       Less than 1%


   14      TYPE OF REPORTING PERSON*
           IN

*See Instructions

CUSIP NO.  632900 10 6                  13D                   PAGE 9 OF 22 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Donna Clawson

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                    (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       7      SOLE VOTING POWER                        6,770
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8      SHARED VOTING POWER                          0
          WITH

                           9      SOLE DISPOSITIVE POWER                   6,770

                           10     SHARED DISPOSITIVE POWER                     0


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON*                                                         6,770

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       Less than 1%


   14      TYPE OF REPORTING PERSON*
           IN

*See Instructions

CUSIP NO.  632900 10 6                  13D                  PAGE 10 OF 22 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
           Mary Reiner

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       7      SOLE VOTING POWER                        8,130
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8      SHARED VOTING POWER                          0
          WITH

                           9      SOLE DISPOSITIVE POWER                   8,130

                           10     SHARED DISPOSITIVE POWER                     0



   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON*                                                         8,130

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       Less than 1%


   14      TYPE OF REPORTING PERSON*
           IN

*See Instructions

CUSIP NO.  632900 10 6                  13D                  PAGE 11 OF 22 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Kathy Chacon

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                    (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       7      SOLE VOTING POWER                        5,420
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    8      SHARED VOTING POWER                          0
          WITH

                           9      SOLE DISPOSITIVE POWER                   5,420

                           10     SHARED DISPOSITIVE POWER                     0



   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON*                                                         5,420

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       Less than 1%


   14      TYPE OF REPORTING PERSON*
           IN

*See Instructions

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                                  Statement of

                               Ernest C. Garcia II
                                    Ray Fidel
                                Steven P. Johnson
                                   Mark Sauder
                       EJMS Investors Limited Partnership
                                 Colin Bachinsky
                                  Chris Rompalo
                                  Donna Clawson
                                   Mary Reiner
                                       and
                                  Kathy Chacon

                            Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934

                                  in respect of

                           NATIONAL AUTO CREDIT, INC.

         This Schedule 13D is jointly filed pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission ("SEC") under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act") by Mr. Garcia, Ray Fidel, Steven P. Johnson, Mark Sauder, EJMS Investors Limited Partnership, Colin Bachinsky, Chris Rompalo, Donna Clawson, Mary Reiner, and Kathy Chacon (each a "Reporting Person"), with respect to their respective beneficial ownership of the Common Stock.

         The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the "Exchange Act"), each Reporting Person disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of securities of NAC held beneficially or otherwise by any other Reporting Person. Each Reporting Person declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those securities expressly set forth in this statement as being beneficially owned by such Reporting Person.

         Based on information supplied by National Auto Credit, Inc. ("NAC"), and adding the 2,709,530 shares of common stock issuable to the Reporting Persons as described below in Item 6, there were 11,519,132 shares of common stock, $0.05 par value per share of NAC outstanding on January 5, 2001.

ITEM 1.  SECURITY AND ISSUER.

                  Title of Class of
                  Equity Security:          Common Stock, $0.05 par value per share

                  Name of Issuer:           National Auto Credit, Inc., a Delaware corporation

                  Address of                30000 Aurora Road
                  Principal Office:         Solon, Ohio 44139

ITEM 2.  IDENTITY AND BACKGROUND.

         A.       Name:                          ERNEST C. GARCIA II ("Garcia")
                  Business Address:              2575 E. Camelback Road, Suite 700
                                                 Phoenix, Arizona 85016

                  Principal Occupation:

                  (1) Chairman of Ugly Duckling Corporation, a used automobile retail sales and finance company, 2525 E. Camelback Rd., Suite 500, Phoenix, Arizona 85016;

                  (2) Sole Director, President and Chief Executive Officer of
                      Cygnet Capital Corporation, which provides various financial services primarily to the sub-prime segment of the automobile finance industry; and

                  (3) President, sole director and sole shareholder of Verde
                      Investments, Inc., and Verde Reinsurance Company, Ltd., each of which is involved in real estate and other types of investments.

                  Citizenship:                   United States

         B.       Name:                          RAY FIDEL

                  Business Address:              3010 E. Camelback Road, Suite 100
                                                 Phoenix, Arizona 85016

                  Principal Occupation:          President of ZoomLot Corporation, which provides various
                                                 financial services primarily to the sub-prime segment of the automobile finance industry

                  Citizenship:                   United States

         C.       Name:                          STEVEN P. JOHNSON

                  Business Address:              2575 E. Camelback Road, Suite 700
                                                 Phoenix, Arizona 85016

                  Principal Occupation:          Senior Vice President and Secretary of Cygnet Capital Corporation, which provides various financial services primarily to the sub-prime segment of the automobile finance industry

                  Citizenship:                   United States

         D.       Name:                          MARK SAUDER

                  Business Address:              3010 E. Camelback Road, Suite 100
                                                 Phoenix, Arizona 85016

                  Principal Occupation:          Executive Vice President of ZoomLot Corporation, which
                                                 provides various financial services primarily to the sub-prime segment of the automobile finance industry

                  Citizenship:                   United States

         H.       Name:                          EJMS INVESTORS LIMITED PARTNERSHIP

                  State of Organization:         Arizona

                  Business Address:              3010 E. Camelback Road, Suite 100
                                                 Phoenix, Arizona 85016

                  Principal Business:            Organized for estate planning purposes

         I.       Name:                          COLIN BACHINSKY

                  Business Address:              3010 E. Camelback Road, Suite 100
                                                 Phoenix, Arizona 85016

                  Principal Occupation:          Vice President of ZoomLot Corporation, which provides various financial services primarily to the sub-prime segment of the automobile finance industry

                  Citizenship:                   United States

         J.       Name:                          CHRIS ROMPALO

                  Business Address:              3010 E. Camelback Road, Suite 100
                                                 Phoenix, Arizona 85016

                  Principal Occupation:          Technology Director of ZoomLot Corporation, which provides various financial services primarily to the sub-prime segment of the automobile finance industry

                  Citizenship:                   United States

         K.       Name:                          DONNA CLAWSON

                  Business Address:              3010 E. Camelback Road, Suite 100
                                                 Phoenix, Arizona 85016

                  Principal Occupation:          Financial Director of ZoomLot Corporation, which provides
                                                 various financial services primarily to the sub-prime segment of the automobile finance industry

                  Citizenship:                   United States

         L.       Name:                          MARY REINER

                  Business Address:              2575 E. Camelback Road, Suite 700
                                                 Phoenix, Arizona 85016

                  Principal Occupation:          Administrative Assistant to Ernest C. Garcia II

                  Citizenship:                   United States

         M.       Name:                          KATHY CHACON

                  Business Address:              2575 E. Camelback Road, Suite 700
                                                 Phoenix, Arizona 85016

                  Principal Occupation:          Administrative Assistant to Steven Johnson

                  Citizenship:                   United States

         During the last five years, the persons mentioned above have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Verde Reinsurance Company, Ltd. used its working capital to purchase an aggregate of 370,000 shares of Common Stock on the following dates and at the following purchase prices:

DATE                SHARES PURCHASED         PURCHASE PRICE
----                ----------------         --------------
May 31, 2000         45,000                  $0.835
July 19, 2000        20,000                  $0.755
July 28, 2000        35,000                  $0.810
August 8, 2000       25,000                  $0.820
August 10, 2000      95,000                  $0.830
August 17, 2000      50,000                  $0.810
August 24, 2000     100,000                  $0.805

         The Reporting Persons received an aggregate of 2,709,540 shares of Common Stock as part of the consideration issued in the Merger described in Item
6. The Certificate of Merger relating to this transaction was filed on December 29, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired shares of Common Stock for investment purposes. The Reporting Persons may acquire additional equity securities of NAC, or dispose of NAC equity securities, from time to time for investment.

         The Reporting Persons are entitled to nominate one person for election to the board of directors of NAC pursuant to the Merger Agreement described in
Item 6. The Reporting Persons received Series C Preferred Stock in the Merger that may be redeemed at the option of the holders or NAC upon the occurrence of certain events as described in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

REPORTING GROUP

         As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,709,540 shares of Common Stock, or approximately 23.5% of the Common Stock deemed outstanding.

ERNEST C. GARCIA II

         (a) Mr. Garcia beneficially owns an aggregate of 2,077,010 shares, approximately 18%, of the Common Stock of NAC, consisting of: (i) 613,858 shares owned by Verde Reinsurance Company, Ltd., an entity in which Mr. Garcia is the sole shareholder, and (ii) 1,463,146 shares owned by Mr. Garcia, individually.

         (b) Mr. Garcia has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) See Item 6 below.

         (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

         (e) Not applicable.

RAY FIDEL

         (a) Mr. Fidel beneficially owns an aggregate of 203,210 shares, approximately 1.8%, of the Common Stock of NAC.

         (b) Mr. Fidel has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) See Item 6 below.

         (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

         (e) Not applicable.

STEVEN P. JOHNSON

(a) Mr. Johnson beneficially owns an aggregate of 623,200 shares, approximately 5.4%, of the Common Stock of NAC consisting of (i) 135,480 shares owned by Mr. Johnson, individually, (ii) 243,860 shares owned by the Ernie Garcia III 2000 Trust of which Mr. Johnson is trustee, and (iii) 243,860 shares owned by the Brian Garcia 2000 Trust of which Mr. Johnson is trustee. Mr. Johnson disclaims beneficial ownership of all shares referred to in clauses (ii) and (iii) of this footnote.

         (b) Mr. Johnson has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) See Item 6 below.

         (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

         (e) Not applicable.

MARK SAUDER

         (a) Mr. Sauder beneficially owns an aggregate of 81,290 shares, less than 1%, of the Common Stock of NAC.

         (b) Mr. Sauder has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) See Item 6 below.

         (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

         (e) Not applicable.

EJMS INVESTORS LIMITED PARTNERSHIP

         (a) EJMS Investors Limited Partnership beneficially owns an aggregate of 54,190 shares, less than 1%, of the Common Stock of NAC.

         (b) Eric and Jennifer Splaver share the voting and investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) See Item 6 below.

         (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

         (e) Not applicable.

COLIN BACHINSKY

         (a) Mr. Bachinsky beneficially owns an aggregate of 13,550 shares, less than 1%, of the Common Stock of NAC.

         (b) Mr. Bachinsky has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) See Item 6 below.

         (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

         (e) Not applicable.

CHRIS ROMPALO

         (a) Mr. Rompalo beneficially owns an aggregate of 6,770 shares, less than 1%, of the Common Stock of NAC.

         (b) Mr. Rompalo has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) See Item 6 below.

         (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

         (e) Not applicable.

DONNA CLAWSON

         (a) Ms. Clawson beneficially owns an aggregate of 6,770 shares, less than 1%, of the Common Stock of NAC.

         (b) Ms. Clawson has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) See Item 6 below.

         (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

         (e) Not applicable.

MARY REINER

         (a) Ms. Reiner beneficially owns an aggregate of 8,130 shares, less than 1%, of the Common Stock of NAC.

         (b) Ms. Reiner has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) See Item 6 below.

         (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

         (e) Not applicable.

KATHY CHACON

         (a) Ms. Chacon beneficially owns an aggregate of 5,420 shares, less than 1%, of the Common Stock of NAC.

         (b) Ms. Chacon has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

         (c) See Item 6 below.

         (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On December 15, 2000, each of the Reporting Persons entered into a Merger Agreement with ZoomLot Corporation, NAC, and ZLT Acquisition Corp., a wholly-owned subsidiary of NAC. Pursuant to the Merger Agreement, ZoomLot Corporation was merged into ZLT Acquisition on December 29, 2000 (the "Merger"). The Reporting Persons owned all of the outstanding common stock of ZoomLot Corporation prior to the Merger.

         As consideration for the Merger, the Reporting Persons beneficially received an aggregate of 270,953 shares of NAC Series B Preferred Stock and 729,047 shares of NAC Series C Preferred Stock. In conjunction with the repurchase by NAC of shares of NAC held by Reading Entertainment, Inc. and certain of its affiliates, and under the terms of the Series B Preferred Stock, the Series B Preferred Stock was automatically converted into 2,709,530 shares of Common Stock. The Series C Preferred Stock does not have any voting rights and is not convertible into any other securities of NAC. At any time after January 1, 2003, the Series C Preferred Stock may be redeemed at the option of either the holders or NAC upon the occurrence of any Valuation Event or the achievement of the Objectives described in the following paragraph.

         333,334 shares of Series C Preferred Stock will be forfeited if, by December 31, 2003, ZoomLot has failed to break even on a cash basis for a minimum period of six (6) consecutive months, and 333,333 shares of the Series C Preferred Stock will be forfeited if, by December 31, 2003, ZoomLot has not achieved at least $4.5 million of earnings before interest, taxes, depreciation and amortization for a period of twelve (12) consecutive months (collectively, the "Objectives"). However, if certain "valuation events" occur prior to December 31, 2003, the performance objectives will be deemed to have been achieved. Such valuation events generally consist of either (a) transactions that would involve an investment in ZoomLot or one of its subsidiaries of at least $10 million and the pre-investment valuation of ZoomLot or one of its subsidiaries of at least $30 million; (b) a change of control of NAC; or (c) the termination of the key executives of ZoomLot without cause (collectively, the "Valuation Events").

         Additionally, in connection with the Merger, NAC committed to (1) provide up to $6.5 million in financing to ZoomLot, subject to certain performance and development criteria being met, and (2) advance funds to ZoomLot to enable it to repay an approximately $5 million advance to ZoomLot by Cygnet Capital Corporation, an affiliated entity of Ernest C. Garcia II, which repayment will be refunded to NAC if the performance objectives referred to above are not met, and the valuation events referred to above do not occur, by December 31, 2003.

         The Reporting Persons are party to a Lockup, Standstill, and Voting Agreement with NAC, dated December 15, 2000 (the "Voting Agreement"). The Voting Agreement generally provides, that (i) until December 31, 2007 provided the Reporting Persons in the aggregate own beneficially in excess of 8% of the votes that could be cast by the holders of all NAC's outstanding voting stock, each Reporting Person will vote all of his shares of voting securities issued by NAC on each and every matter that is submitted to the shareholders of NAC in the same proportions in which all other shares of NAC voting stock are voted; (ii) until June 30, 2003, each Reporting Person agrees to abide by certain standstill and non-solicitation agreements; and (iii) until September 30, 2004 in the case of forfeitable shares and in the case of non-forfeitable shares, half on June 30, 2002 and half on December 31, 2002, each Reporting Person also agrees not to sell or otherwise dispose of any shares of capital stock of NAC without the prior written consent of NAC.

         The Reporting Persons are party to a Registration Rights Agreement with NAC, dated December 15, 2000. Pursuant to the Registration Rights Agreement, NAC agreed to file a registration statement with the SEC to register for resale those shares of Common Stock, issued or issuable, in connection with the Merger. In addition, NAC granted the Reporting Persons certain piggy-back registration rights.

         In addition, Ray Fidel, Mark Sauder, and Eric Splaver each entered into an Employment Agreement with NAC, dated December 15, 2000, and certain former employees of ZoomLot Corporation entered into a Transfer of Intellectual Property Agreement with NAC, dated December 15, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.       AGREEMENT
----------        ---------

4.1 Certificate of Designations, as filed with the Delaware Secretary of State on December 29, 2000 (incorporated by herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by NAC on January 2, 2001)

4.2 Registration Rights Agreement, dated December 15, 2000 (incorporated by herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by NAC on January 2, 2001)

4.3 Lockup, Standstill and Voting Agreement, dated December 15, 2000 (incorporated by herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by NAC on January 2,
                  2001)

10.1 Merger Agreement, dated December 15, 2000 (incorporated by herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NAC on January 2, 2001)

99.1              Agreement re Joint Filing of Schedule 13D, filed herewith

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 8, 2001           /s/ Ernest C. Garcia II
                                   ---------------------------------------------
                                   Ernest C. Garcia II


Dated:   January 8, 2001           /s/ Ray Fidel
                                   ---------------------------------------------
                                   Ray Fidel


Dated:   January 8, 2001           /s/ Steven P. Johnson
                                   ---------------------------------------------
                                   Steven P. Johnson


Dated:   January 8, 2001           /s/ Mark Sauder
                                   ---------------------------------------------
                                   Mark Sauder


Dated:   January 8, 2001           EJMS Investors Limited Partnership

                                   /s/ Eric Splaver
                                   ---------------------------------------------
                                   By: Eric Splaver
                                   Title: Partner

Dated:   January 8, 2001           /s/ Colin Bachinsky
                                   ---------------------------------------------
                                   Colin Bachinsky


Dated:   January 8, 2001           /s/ Chris Rompalo
                                   ---------------------------------------------
                                   Chris Rompalo


Dated:   January 8, 2001           /s/ Donna Clawson
                                   ---------------------------------------------
                                   Donna Clawson


Dated:   January 8, 2001           /s/ Mary Reiner
                                   ---------------------------------------------
                                   Mary Reiner


Dated:   January 8, 2001           /s/ Kathy Chacon
                                   ---------------------------------------------
                                   Kathy Chacon

                                  EXHIBIT INDEX


EXHIBIT NO.       AGREEMENT
-----------       ---------

4.1               Certificate of Designations, as filed with the Delaware
                  Secretary of State on December 29, 2000 (incorporated by herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by NAC on January 2, 2001)

4.2               Registration Rights Agreement, dated December 15, 2000
                  (incorporated by herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by NAC on January 2, 2001)

4.3               Lockup, Standstill and Voting Agreement, dated December 15,
                  2000 (incorporated by herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by NAC on January 2,
                  2001)

10.1 Merger Agreement, dated December 15, 2000 (incorporated by herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NAC on January 2, 2001)

99.1              Agreement re Joint Filing of Schedule 13D, filed herewith